Reporting Package

Change of Auditor Notice
Pursuant to National Instrument 51-102, Section 4.11

On February 28, 2007, Ernst & Young LLP resigned as auditors of Norbord Inc. (the "Corporation") at the request of the Corporation. KPMG LLP were appointed as auditors of the Corporation to replace Ernst & Young LLP.  The Audit Committee and the Board of Directors participated in and approved the decision to change the auditors.

The auditors' reports of Ernst & Young LLP on the financial statements of the Corporation during the period commencing January 1, 2005 and ending on February 28, 2007 did not contain any reservation.

The Corporation is of the opinion that there are no "reportable events" as defined in National Instrument 51-102.

The Corporation has decided to propose KPMG LLP for appointment as auditor at the annual meeting of shareholders to be held on April 25, 2007.

DATED February 28, 2007.

Per:

        John Tremayne
        Executive Vice President and Chief Financial Officer

March 2, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
Autorité de Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland and Labrador, Securities Division,
    Department of Government Services and Lands
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut
Registrar of Securities, Northwest Territories

Dear Sirs/Mesdames:

Re: Norbord Inc.
       Change of Auditor Notice dated February 28, 2007

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice.

Yours sincerely,

cc: The Board of Directors, Norbord Inc.

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission - Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Department of Government Services - Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Government of the Yukon Territories

Dear Sirs:

Re: Notice of Change of Auditors of Norbord Inc.

We have read the Notice of Norbord Inc. dated February 28, 2007 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Accountants
Toronto, Canada
February 28, 2007

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member firm of KPMG International, a Swiss cooperative.